QuickLinks -- Click here to rapidly navigate through this document

Exhibit 1

PRESS RELEASE (For Immediate Release)	August 15, 2001

SPARKLING SPRING WATER GROUP
ANNOUNCES RECORD
SECOND QUARTER REVENUE AND EBITDA
(All currency amounts in US$)

    VANCOUVER, B.C.——Sparkling Spring Water Group Limited ("Sparkling Spring" or the "Company"), a subsidiary of Sparkling Spring Water Holdings Limited ("SSW Holdings"), announced record second quarter revenues of $19.5 million, up 11.3% from the second quarter of 2000. EBITDA for the quarter was $5.8 million, up 7.1% from the prior year period. The EBITDA excludes an acquisition charge of $0.2 million in the second quarter of both 2001 and 2000. The Company recorded a net loss before extraordinary items of approximately $0.8 million in the second quarter of 2001, $1.7 million lower than the net income of $0.9 million reported in the second quarter of 2000.

    The Company's improved EBITDA operating results in the quarter were driven by a 15.1% increase in its home and office water revenue year over year. The EBITDA margin in the second quarter 2001 decreased to 29.8% from 30.9% for the same period last year. Although the Company's gross margin improved due to an increased percentage of revenue from higher margin home and office water sales, the Company's selling, delivery and administrative expenditures increased as a percentage of revenue by 1.4% to 53.3% from 51.9% in the second quarter of 2000. SSW Holdings, parent company of Sparkling Spring Water Group Limited, absorbed $0.3 million of administrative expenses in 2001 versus none in the second quarter of 2000. Significant declines in both the Pound Sterling and Canadian Dollar reduced reported second quarter 2001 revenues by $1.0 million and EBITDA by $0.3 million.

    The Company's interest expense increased by $1.5 million for the quarter. This increase was primarily the result of a reduction in interest expense of $1.4 million in the second quarter of 2000 from currency swap accounting versus no impact in the second quarter of 2001. Total interest-bearing debt, net of cash, increased $3.6 million in the first six months of 2001 versus the year-end balance at December 31, 2000. Capital expenditures for the first six months of 2001 were $5.9 million, up from $4.1 million year over year due in part to approximately $1.3 million of plant improvements at the Company's Alberta and Scotland operations.

    SSW Holdings is a leading producer and distributor of bottled water to the home and office segment. SSW Holdings does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs,' "Polaris" and "Rocky Mountain Springs" in British Columbia, Canada, "Canadian Springs," "Cool Spring," "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cullyspring," "Pure Water," "Cascade Clear" and "Crystal Springs" in Washington, "Crystal Springs" in Oregon and "Whistler Water", "World Choice Bottling" "Canadian Spring," and "Polaris" around the world.

    The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, the cost or availability of both water from the Company's water sources and fuel required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
 K. Dillon Schickli
Tel: 604-232-7666 Fax: 604-232-7650

QuickLinks

SPARKLING SPRING WATER GROUP ANNOUNCES RECORD SECOND QUARTER REVENUE AND EBITDA (All currency amounts in US$)